Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Passion Tree, Co.
901 Marquette Avenue South, Suite 1675
Minneapolis, MN 55402
https://www.passiontreehardseltzer.com/

Up to $1,069,995.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Passion Tree, Co.
Address: 901 Marquette Avenue South, Suite 1675, Minneapolis, MN 55402
State of Incorporation: DE
Date Incorporated: January 21, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,995.00 | 356,665 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $246.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 20% bonus shares

Super Early Bird - Next 72 hours | 15% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk ($25,000+): 5% bonus shares

Tier 2 Perk ($50,000+): 10% bonus shares

Tier 3 Perk ($100,000+): 15% bonus shares

**All perks occur when offering is complete.*

<u>The 10% StartEngine Owners' Bonus</u>

Passion Tree, Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Passion Tree, Co. is crafted in San Diego with a meticulous detail to producing hard seltzer. Passion Tree delivers a beverage that has superior exotic fruit flavors, light carbonation, and gives back by planting a tree for every case sold. We've set out on a mission to plant 50 million trees.

Passion Tree has been taking the San Diego seltzer market by storm. We're supported by a team of advisors that is positioned to make Passion Tree a national brand and will not stop until that's accomplished.

International expansion is underway in Puerto Rico, Caribbean, and Latin America with our partnerships and deals with key players in each of the respective territories.

Competitors and Industry

Industry

Alcoholic seltzers are now a multibillion-dollar industry, with over $4.5 billion in sales over the 52-week period that ended May 22, 2021. (Source: NielsenIQ data shared with Insider)

The hard seltzer category is expect to surpass an initial forecast of 281 million case sales in the US by 2023, two years early. (Source: IWSR Drinks Market Analysis)

Competitors

Passion Tree Co. has several competitors in the market. The dominant competitors are White Claw and Truly, each owning a large part of the market. Belching Beaver, Novo Brazil Brewing Co., and Yerbuzz are competitors of similar size and development.

As a high-rated hard seltzer currently with 44.7K Instagram followers and growing, the Company believes it is marketing itself differently in a way that consumers want by providing light carbonation, higher alochol content, new exotic alcohol content, new exotic fruit flavors, making an environmental impact, and providing a Instagrammable product.

Current Stage and Roadmap

Current Stage

Passion Tree Co. launched in San Diego four months ago and has been quickly growing in the seltzer market. Passion Tree is in a number of locations including, Ralph's, 7-Elevens, Baron's Market, and over 120 independent liquor stores.

Future Roadmap

Next stages for the brand include activating accounts with the other key chain accounts and expanding more heavily into the LA market. Passion Tree has received inquires from distributors in the Northeast about distributing the seltzer in the respective territories but our focus remains on building out California first.

We have a partnership with our brewing partner, and they are well suited to produce the large scale production runs throughout their various facilities that will be required to keep Passion Tree in stock on shelves on a national level.

The Team

Officers and Directors

Name: Jacob Ryder

Jacob Ryder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & COO
  Dates of Service: January 21, 2020 - Present
  Responsibilities: Overseeing and directing operations of the company.

Other business experience in the past three years:

- **Employer:** Vector Axis
  Title: Commercial Director
  Dates of Service: October 01, 2019 - August 20, 2020
  Responsibilities: Managing and directing infrastructure build outs of telecommunications.

Other business experience in the past three years:

- **Employer:** Illumination Technologies
  Title: Program Development Manager
  Dates of Service: October 01, 2018 - August 20, 2020
  Responsibilities: Managing project development with Illumination throughout CA & FL

Name: Garrett Olsen

Garrett Olsen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: January 21, 2020 - Present
  Responsibilities: Managing the direction and affairs of the company

Other business experience in the past three years:

- **Employer:** ABB
  Title: Field Sales Engineer
  Dates of Service: December 01, 2019 - January 20, 2020
  Responsibilities: Responsible for managing, growing and maintaining south Florida's $3.7 million territory. Working with customers face to face, solving issues, and introducing new products while providing critical feedback to sales and product management on all issues that affect the growth of ABB's market share.

Name: Andrew Kuklock

Andrew Kuklock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CMO
  Dates of Service: January 21, 2020 - Present
  Responsibilities: Directing the company's marketing strategies

Other business experience in the past three years:

- **Employer:** New York Life Insurance Company
  Title: Licensed Agent
  Dates of Service: October 01, 2018 - January 20, 2020
  Responsibilities: Agent licensed to sell insurance through New York Life Insurance Company.

Other business experience in the past three years:

- **Employer:** Limber Media
  Title: Creative Marketing Director
  Dates of Service: December 01, 2017 - January 01, 2020
  Responsibilities: Creating business promotional videos as a marketing tool on websites and social media pages for small/large companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, producing hard seltzer. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other beverage companies. Our business growth depends on the market interest in the Company over other beverages and brands.

We are an early stage company and have not yet generated any profits
Passion Tree Co. was formed on January 21, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Passion Tree

has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. We rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Passion Tree Co. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Garret Olson	3,137,605	Common Stock	31.37
Andy Kuklock	3,045,323	Common Stock	30.45
Jake Ryder	2,676,193	Common Stock	26.76

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,665 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,050,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 222,155 shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common

Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,175,500.00
  Number of Securities Sold: 609,250
  Use of proceeds: Procurement of materials, production run, additional expenses associated with the startup of the company
  Date: July 28, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,440,750
  Use of proceeds: Conversion of membership interests into common stock
  Date: July 08, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company could operate for 4 months without revenue generation given current cash on hand and assuming OpEx stays the same. The scaling of the company would be slowed due to the cash flow problem attributable to lead times on materials procurement for production.

This is based on a current monthly burn rate of $20,000 for expenses related to employee salaries ($5,000), professional and legal services ($10,000), and general business travel expenses of ($5,000).

Foreseeable major expenses based on projections:

Major expenses include procurement of 12 oz sleek aluminum cans and costs associated with brewing and packaging the Passion Tree Hard Seltzer.

Future operational challenges:

Supply chains and manufacturing (domestic & internationally) remain tight and freight costs are at all time highs. However, we have redundancy throughout the supply chain and maintain partnerships with strategic producers to ensure Passion Tree has 1) constant access to materials at a time when many companies are failing to find sources, and 2) preferrable pricing on acquisition of materials, production, and transportation of goods.

Future challenges related to capital resources:

One of the biggest concerns related to capital resources is the accessibility of cheap capital to enable quick scalability. As the brand continues to see more demand and sales volumes grow, it is important we have access to inexpensive revolving debt to ease the constraints put on cash flows that are associated with rapid growth and extended lead times on procuring materials in advance. Access to inexpensive debt also has the benefit of reducing the dilution incurred by Passion Tree shareholders.

Future milestones and events:

From a revenue prospective, activating national chain stores will significantly increase monthly income. Activating chains (e.g., CVS, Costco, and Target) will serve as large boosts to the company's sales volume.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 1, 2021, the Company has capital resources available in the form of a line of credit for $32,000 from Chase Bank and $93,495 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are not critical to the company operation but will be helpful in accelerating our company's expansion efforts. These funds are required to quickly expand Passion Tree's market reach in a time where the Hard Seltzer market is replacing the light beer market throughout the United States.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the Company will be able to run for 4 months, but expansion efforts will occur at a slower rate. This is based on a current monthly burn rate of $20,000 for expenses related to employee salaries ($5,000), professional and legal services ($10,000), and general business travel expenses ($5,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $20,000 for expenses related to employee salaries ($5,000), professional and legal services ($10,000), and general business travel expenses ($5,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions and revolving lines of credit from strategic investors.

Indebtedness

- **Creditor:** Visa Credit Card
  Amount Owed: $27,607.25
  Interest Rate: 20.99%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $29,483,535.00

Valuation Details:

Passion Tree Co. set its valuation based on analysis of the following factors:

The Company previously raised $1,175,500 in its initial seed round. This capital gave Passion Tree the capital necessary to begin its operations in Southern California, including the production of the first large scale commercial run of Passion Tree Hard Seltzer.

Since the seed round, Passion Tree has accumulated 179 points of distribution, developed our sales and marketing teams in order to take over the San Diego seltzer market, reached the #1 selling SKU in Kroger for the 13-week period ending Oct. 3, 2021, and have entered a strategic joint venture to sell and distribute the beverage throughout the Caribbean and Latin America. As month-over-month sales of Passion Tree continue to grow in excess of 20%, we expect revenues to follow the same trending trajectory over the next 12 to 18 months in California alone. As a result, we have determined Passion Tree's pre-money valuation to be approximately $30M.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options are exercised. The calculation does not include unvested stock options.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  All initial funds will go towards producing of additional inventory to continue growing Passion Tree Hard Seltzer. This includes aluminum cans, packaging, and covering the cost of production runs to brew the seltzer.

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  40.0%
  40% of the funds will go towards the production of additional product to have on hand to ensure we keep up with incoming orders and growing demand for the brand. Production and COGS expenses include aluminum cans, external

packaging, and the cost of production runs to brew the seltzer.

- *Marketing*
  30.0%
  To truly dominate the seltzer marketplace on an aggressive timescale, marketing dollars are needed and will be allocated appropriately. These cost include digital advertisements, Point of Sale merchandise for stores, and additional Passion Tree branded merchandise that will be used to promote the brand.

- *Research & Development*
  4.0%
  Passion Tree is brewing new flavors. These funds will be allocated towards perfecting the new flavors and the accommodating design of that product.

- *Company Employment*
  22.5%
  Highly skilled and experienced sales reps have proven to be excellent investments for the company and are continuing to pay dividends in our expansion efforts. Additional outside sales reps are needed for Los Angeles County to help increase brand presence and sales in a key US market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.passiontreehardseltzer.com/ (https://www.passiontreehardseltzer.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/passiontreehardseltzer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Passion Tree, Co.

[See attached]

PASSION TREE, CO.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 21, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Passion Tree, Co.
Miami, Florida

We have reviewed the accompanying financial statements of Passion Tree, Co. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (January 21, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 10, 2021

Passion Tree, Co.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	218,867
Inventories		143,817
Total current assets		**362,684**
Total assets	**$**	**362,684**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account payables	$	-
Credit card		8,540
Total current liabilities		**8,540**
Total liabilities		**8,540**
MEMBERS' EQUITY		
Members' equity		354,144
Total members' equity		**354,144**
Total liabilities and members' equity	**$**	**362,684**

See accompanying notes to financial statements.

PASSION TREE, CO.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception date (January 21, 2020)		**December 31, 2020**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		21,501
Research and development		10,988
Sales and marketing		55
Total operating expenses		32,544
Operating income/(loss)		(32,544)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(32,544)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(32,544)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (January 21, 2020)		-
Members contribution		386,688
Net income/(loss)		(32,544)
Balance—December 31, 2020	**$**	**354,144**

See accompanying notes to financial statements.

PASSION TREE, CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (January 21, 2020)		December 31, 2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(32,544)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories		(143,817)
Acount payables		-
Credit card		8,540
Net cash provided/(used) by operating activities		**(167,821)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution		386,688
Net cash provided/(used) by financing activities		**386,688**
Change in cash		218,867
Cash—beginning of year		-
Cash—end of year	**$**	**218,867**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Passion Tree, Co. was originally formed on January 21, 2020 in the state of Delaware as Passion Tree, LLC. On July 8, 2021, Certificate of Conversion was issued, and the company has converted from LLC into C Corp and changed the name into Passion Tree, Co. The financial statements of Passion Tree, Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Passion Tree Hard Seltzers is committed to developing the hard seltzer that's crafted to be lightly carbonated, 5.5% ABV, gluten free, and infused with 100% exotic all natural fruit flavors from around the world. Passion Tree has a goal to make a positive impact on planet earth by planting 50 million trees worldwide, so one tree for every case of Passion Tree Hard Seltzer sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its sale of hard seltzer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $55, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020
Raw materials	$ 143,817
Total Inventories	**$ 143,817**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Garret Olson	32.5%
Andy Kuklock	31.5%
Jake Ryder	26.7%
Aurora Wines	4.8%
Others	4.5%
TOTAL	**100.0%**

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 10, 2021 the date the financial statements were available to be issued.

On July 8, 2021, Certificate of Conversion was issued, and the company has converted from LLC into C Corp. The company is authorized to issue 10,000,000 shares of common stock with par value of $0.0001. As of September 10, 2021, 10,000,000 of shares of class have been issued and are outstanding.

During July, 2021, the Company has stated a $1,175,500 offering via Regulation CF. Until September 10, 2021, the company issued 559,000 units interest to the investors for a total amount of $1,075,500.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Passion Tree, Co.

The People's Seltzer


91
POINTS
HIGHEST RATED
HARD SELTZER
tastingpanel
PASSION TREE
GUAVA
PASSION FRUIT
DRAGON FRUIT
BOYSENBERRY

Website | Minneapolis, MN | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$29.5M** Valuation
$3.00 Price per Share	**$246.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Passion Tree Hard Seltzer is crafted in San Diego with meticulous detail towards producing the beverage people have long wanted. Passion Tree delivers a beverage that has superior flavors, light carbonation, 5.5% ABV, and gives back by planting a tree for every case sold. We've set out on a mission to plant 50 million trees.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- **Sales Growth**: Passion Tree has the #1 highest sell through rate in all of Kroger U.S. Our triple-digit growth rate overall is attributed to the excitement surrounding the brand and the quality of the product. Today, alcoholic seltzers are now a multibillion-dollar industry, with over $4.5 billion in US sales.


Passion Tree
Continues To Grow
#1 Highest Sell Through Rate In All Of Kroger U.S.
Triple Digit Growth Rate
Multibillion Dollar Industry

- **International Expansion**: We have deals signed with Caribbean partners to launch in Puerto Rico this year. Distribution is locked in and additional can manufacturer in PR has allocated 40 million cans per year to Passion Tree.

- **Strategic partnership:** Our beverage producer is a top national beverage producer for adult beverages. Access to production on a national basis, reducing transportation costs and also provides for significant quantity discounts. The redundancy throughout the supply chain we believe will ensure access to material procurement when needed.



AZTECS

OVERVIEW

The Story of the People's Seltzer

It all started in Miami when the Passion Tree team visited Schneblys Winery in Homestead, FL. Here we took a tour with the owner of the winery where we walked through the facility and realized they made wines with exotic fruits.

After this, we saw an opportunity in a market that was taking off fast, **the hard seltzer market**. We experienced the rise of hard seltzers first hand in college where the market gained popularity in the party scenes. After their experience in Florida, the first thought we had was to implement these new exotic fruit flavors in the seltzer market. This is because we believed that the current market lacked a variety of flavor options.



PASSION TREE
GUAVA
PASSION FRUIT
DRAGON FRUIT
BOYSENBERRY

THE FIRST

Lightly Carbonated Seltzer

Highest Rated Hard Seltzer	5.5% ALC/VOL	New Exotic Fruit Flavors

We knew the first thing that needed to be done before we started attempting to brew was to go out and listen to the people who drink seltzers the most. As a team, we gathered nearly 100 participants to test the top seltzers on the market and get their feedback. This process was crucial to understanding any issues in the current market. After this, we knew exactly how we wanted our product and got to work creating Passion Tree Hard Seltzers.

"I was pressing guavas into 5 gallon bottles, boiling distilled water with sugar to add to the guava juice and fermenting it. In the fermentation process, the ideal temperature is 60 degrees so what I did was turn my AC to 60 degrees for 4 weeks. This was an absolute disaster."

Making a Positive Impact

Our goal from the beginning was to make a positive impact on our planet. That’s why with every purchase of a Passion Tree case, we plant a tree with our partner Eden Project. Together our efforts will make a lasting impact on our planet.

Cheers to drinking for a cause!


Passion Tree Has A Goal To Make A Positive Impact On Planet Earth
By Planting 50 Million Trees World Wide In 3 Years.

THE PROBLEM

Lack of Innovation in the Seltzer Market

Most hard seltzer companies we believe are “copycat” brands, essentially creating the same products as the leading brands. As our three founders are all the target market for these products, we discovered these problems first-hand.

We set out to do a taste testing with 50 men and 50 women with the 7 most popular seltzers, and found they shared four main concerns:


Hard Seltzers Aren’t Cutting It
Too Much Carbonation
Making you feel bloated & burpy
Lack Of Flavor Variety
Every brand continues to release the same old boring flavors.
Not Enough Alchohol %
People are even adding shots to their seltzers to make them stronger.
Lacking Greater Purpose
None of the current seltzers are connected to any positive environmental initiatives.

THE MARKET

Hidden Opportunity in Fast Growing Market

Hard Seltzers has become one of the fastest multibillion-dollar industries in the alcoholic beverage space (source). With over $4.5 billion in sales in the 52-week period that ended May 22, 2021, according to NielsenIQ Data, hard seltzers continue on their path of replacing the domestic light beer market. Opportunities for seltzer companies' sales to continue to rise are at an all time high due to this full-on "industry shift" and potential replacement of the $40 Billion Dollar US Light beer market (source). Seltzer sales from wholesalers to retailers this year are occurring at twice the rate of beer sales, according to Fintech InfoSource and the NBWA (source).


52-Week Hard Seltzer Sales
$4.5 Billion

"I think we've learned over the last year that beer-branded seltzers don't tend to perform as well," Molson Chief Communications Officer Adam Collins said in a phone interview. (Source)


What Is Driving This Unprecedented Market Growth?
VARIETY PACK
PASSION TREE
HARD SELTZER
LIGHTLY CARBONATED
5.5% ALC/VOL
12
Gender Neutrality & Appeals To All Ages
Health & Wellness
Flavor Variety
Ease Of Consumption

Acknowledging trends is extremely valuable and one trend in particular caught our attention that seems to be overlooked. A Cone Cause Evolution Survey discovered that, "when price and quality are equal, 87% of consumers would switch to a brand that supports a cause. In addition, 95% of college students say they are more likely to pay attention to an ad that promotes a brand's partnership with a particular cause." (Source)



When Price And Quality Are Equal,

87% Of Consumers Would Switch To A Brand That Supports A Cause.



And Passion Tree Is A Brand That Does

THE SOLUTION

A Superior Taste in Hard Seltzer

We have taken the time to understand what consumers wanted from a seltzer and started from there to create Passion Tree Hard Seltzer.


PASSION TREE
GUAVA


LIGHTLY CARBONATED
2G CARBS
COLD BREWED FROM SUGARCANE
GF
GLUTEN FREE
2G SUGAR
5.5% ALC/VOL

Many seltzers we believe tend to taste the same due to the simplicity of the beverage, Passion Tree embodies a superior taste above other brands. Brewed as a lightly carbonated hard seltzer, making it one of the easiest seltzer to drink. Our drinks are all natural exotic fruit flavors sourced from our premium flavor house.


PASSION FRUIT
IMAGINE A PARADISE FUELED BY ONE THING:
PASSION!
FREE YOURSELF FROM THE RESTRAINTS OF THIS SOCI-ETY AS YOU RELEASE YOUR INNER FIRE. LIGHT UP THE SKY SUCH THAT ALL FOR MILES WILL GAZE TO IT AND EXCLAIM "THERE! THAT IS WHERE PASSION LIVES." IT LIVES IN YOU.
PASSION FRUIT
HARD SELTZER
5.5% ALC/VOL
12 FL OZ

We're directly connected to a positive environmental initiative through our commitment towards planting one tree for every case sold of Passion Tree. "Drinking for a cause" has motivated consumers to make the switch over from their traditional seltzers to ours. Keeping a simplistic design and our signature blue color attracts the attention of consumers while they are shopping.



OUR TRACTION

Unprecedented Growth in San Diego Fueled by an Enthusiastic and Rapidly Growing Community of Consumers

Our brand currently has over 170+ points of distribution throughout Southern California within 4 months. Passion Tree is already available in 14 Ralph's in San Diego where our seltzer became the top selling SKU at all locations the first weekend of placement. We had the #1 highest selling SKU in Kroger for the 13-week period ending Oct. 3, 2021.


4 Months
170+ Points Of Distribution
#1 Selling SKU At Ralphs
PASSION TREE
DRAGON FRUIT
HARD SELTZER
PASSION TREE
BOYSENBERRY
HARD SELTZER

Strategic expansion in Los Angeles has proven to be extremely effective, and our seltzer is loved by students at UCLA and USC. During our initial launch back in mid-May 2021 the three co-founders activated 83+ liquor stores and since then we have continued to expand our presence into:

- 20+ additional independent retailers
- 14 Ralphs grocery locations in San Diego County
- Multiple Gas Stations (Extra Mile/Shell)
- Barron's Markets
- Jensen's Grocery
- 40+ additional 7-Elevens throughout Southern California


Ralph's Store Displays
17.99
RIP
17.99

Through our approval on the GoPuff platform, we are also being activated at 22 BevMo retail stores throughout Southern California which we hope will help ramp up our online ordering presence.



Retailer Partners

Free Marketing is the best marketing, right?
People view our cans as very "instagrammable" so we get large amounts of organic exposure through people tagging us on social media while they are enjoying our drinks.

We have fostered a community of over 44k+ followers on Instagram who are excited and enthusiastic about our seltzer becoming their go-to drink. We collaborate with both micro and macro influencers who post about us consistently.



While engaging with all the consumers around beach cities with our massive 32ft fully custom wrapped Passion Tree RV. Our RV includes promotional pop-ups, activations, and use of merchandise giveaway while dominating the event space in each area.

Our manufacturer is a top contract brewer in the country and is constantly in expansion mode which benefits us as we both continue to scale. Our cost to produce goes down as our volume goes up.


PASSION TREE
HARD SELTZER
STOP

Positive Environmental Impact

With each purchase of a case of our product, we plant one tree in an environmental initiative that is the first of its kind in the seltzer space, according to our research.



Eden Project's goal is to offer employment to people living in impoverished communities who then become transformational agents of global forest restoration. Eden's global restoration network is creating livelihoods for millions of people living in extreme poverty by empowering them to restore and protect forests on a massive scale.

Vision for International Expansion

We plan to launch our Caribbean distribution by building a brewery in Puerto Rico where we can produce our seltzer locally. The JV partner is the largest land and resort owner in Puerto Rico and all of the Caribbean islands. We plan to launch across the region in all resorts, clubs and off premises. We already have a can manufacturer in Puerto Rico that has allocated 40 million cans per year for us. We plan to launch our product in Puerto Rico by shipping cases there until the brewery is built.

Meanwhile, we are working on a deal to launch our product in China starting in the four main coastal cities: Beijing, Shanghai, Guangzhou and Shenzhen. We have a detailed marketing plan on how we are going to effectively take over the market as the first major hard seltzer to launch in China.


Planned International Expansion Efforts
PR+Caribbean Islands
China

THE BUSINESS MODEL

An Experienced Team with Strategic and Unique Marketing Techniques

Our distribution team has all of the resources we believe are needed. We have a sales and merchandising team that stays on top of store owners and pushes for prime product placement.

Our team focuses on integrating ourselves and our product with our target market through unique marketing techniques:

- Teams of hand sellers at all major chain locations
- Hosting and sponsoring the top local events on weekends
- Effective influencer marketing programs
- Touring cities in a fully wrapped RV
- Hybrid social media campaign models

Consumer Verticals



Health & Wellness



Universities



Lifestyle



Skater & Surfer



Music & Events

WHY INVEST

A Hard Seltzer by and for the People

The hard seltzer market is growing, and we believe we know how to meet consumers needs better than anyone.

Our team of experts has a strong vision for global expansion through our strong relationships with major chain buyers and distributors.


91
POINTS
HIGHEST RATED
HARD SELTZER
tastingpanel
GUAVA

Our sales data speaks for itself: we have the best-tasting seltzer with appealing branding and a positive environmental impact.

Not every seltzer has to taste the same. Join us as we dare to be different and dominate a massive, growing market.







Meet Our Team

Jacob Ryder

Director & COO

I've always had a passion for building and creating. From working with NASA and autonomous aviation companies in order to develop wildfire protection technologies and space-to-earth laser communication systems, to starting a communications infrastructure company. Building new and better things is what drives me.

Garrett Olsen

Director & CEO

It's funny how graduating with a mechanical engineering degree and being sent to Miami to work as a sales engineer for ABB brought me to Schnebly's winery. That day changed my life into Passion Tree Hard Seltzer. I'm a go getter, from buying rental properties at 21, to syndicating money and general contracting two house flips simultaneously while working a 9-5 at 22. I was given the opportunity to be here today, so I will work harder than anyone to achieve my dream, Passion Tree a global beast.

Andrew Kuklock

Director & CMO

18 year old kid from Minnesota grabbed a backpack and headed out to Los Angeles with no money, no connections at all. Testing myself in uncomfortable situations is how I've grow into the man I am today.

7 years later, I've successfully founded & launched a digital media company that handled all marketing content for international multi-million dollar business clientele, top social media influencers and A-list celebrities.

Offering Summary

Company	Passion Tree, Co.
Corporate Address	901 Marquette Avenue South, Suite 1675, Minneapolis, MN 55402
Offering Minimum	$9,999.00
Offering Maximum	$1,069,995.00
Minimum Investment Amount (per investor)	$246.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,333
Maximum Number of Shares Offered	356,665
Price per Share	$3.00
Pre-Money Valuation	$29,483,535.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 20% bonus shares

Super Early Bird - Next 72 hours | 15% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk ($25,000+): 5% bonus shares

Tier 2 Perk ($50,000+): 10% bonus shares

Tier 3 Perk ($100,000+): 15% bonus shares

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Passion Tree, Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.